                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         For the month of November 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   Tele Centro Oeste Cellular Holding Company
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-Quadra 2, Bloco C, Edificio Anexo-Telebrasilia Celular
           ----------------------------------------------------------
                            -7° andar, Brasilia, D.F.
                         ------------------------------
                          Federative Republic of Brazil
                          -----------------------------
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                      ---    ---

                                                     HEAD OF INVESTOR RELATIONS:
                                                                  ARTHUR FONSECO
                                                           PHONE: 55 61 313 7765
                                                       arthur.fonseca@tco.net.br
                                                       -------------------------

                                                                        WEB SITE
                                                            Http://ww.tco.net.br

--------------------------------------------------------------------------------

          EBITDA grows 30.5% in the third quarter of 2002, against the same period in the previous year

Introduction      Brasilia,  November  8,  2002 --  Tele  Centro  Oeste  Celular
                  Participacoes S.A. - TCO Celular (NYSE: TRO; IBOVESPA: TCOC3 /
                  TCOC4)  today  discloses  its  results  relative  to the third quarter of 2002. TCOC3: R$ 8.05 / 1,000 shares. TCOC4: R$ 3.74
                  / 1,000 shares. TRO: US$ 3.05 / ADR (1 ADR = 3,000 shares).

HIGHLIGHTS        In spite of the economic  difficulties  faced by the Brazilian economy, TCO Celular has maintained its growth rate and closed the third quarter of 2002 with 2,868,046 subscribers. Since it started  operations in 1999,  NBT has evolved  extraordinarily throughout the region, which demonstrates the accuracy used by controller  in handling the  challenge  of operating  wireless telephoning  services  in a region  marked  by low  population levels but which also has a very high  potential to grow.  NBT is the first and only Band B  carrier  to yield  positive  Net
                  Profits  and  accumulated  results of R$ 2.2 million up to the third quarter of 2002.  NBT maintained a 36.6% Market Share in the period,  an index which has been  continuously  increasing quarter  after quarter in spite of the new presence of two new competitors  in the  region  - OI and  TIM.  This  result  was obtained  thanks  to  the  intense  growth  of the  number  of clients, which reached 549,549 at the end of the third quarter of 2002, a growth of 49.2% compared to the same period of last year.

                              OPERATING PERFORMANCE

The Region        TCO Celular  operates  directly  and  through  its  controlled companies in the Central-West and North regions of the country
                  and  in  the  Brazilian   state  of  Maranhao.   The  economic
                  development  of the  states  in the  Central-West  region  has significantly exceeded the levels observed in other regions of the country.  As an example,  business  done by companies  and cooperatives  based in the state of Mato Grosso  with  foreign markets  broke  monthly  records in  September,  rising by 65%
                  compared with the month of August:  nearly R$ 1.1 billion. The exports  carried  out by the same state  between  January  and
                  September  of 2002 beat by 15.94% the amount  exported  in the same period of 2001.  Still,  according  to  estimates  by the
                  Companhia Nacional de Abastecimento - CONAB, the production of soy in Brazil has  gradually  been  transferred  from southern
                  Brazil to the new borders typically formed by the cerrado,  as a  result  of the  large  amounts  of land  which  can  become operational at competitive  prices.  In this scenario,  it has been  estimated that the  Central-Western  region will provide
                  46.21% of the national harvest of soy in the upcoming year.

-------------------------------------------------------------------------------

Client Base       TCO Celular reached the mark of 2,868,046 clients in the third quarter of 2002, of which 27.5% were  post-paid  clients.  The
                  Company's  client  base has  continuously  grown in both areas where  the  Company  operates.  In  Area  7,  the  client-base increased  by 4.6% in the third  quarter  against  the  second quarter,  while in Area 8 the client base went up by 9.8%. The growth  rates  in Area 7 and Area 8 rose by  26.9%  and  49.2%
                  respectively compared with the same period last year.

Growth of the     Client retention campaigns focusing mainly on heavy users have
Post-Paid base    placed  TCO  Celular  in  advantage  in this new,  competitive scenario.  TCO Celular's Post-Paid service client base went up by 5.6% in this third quarter of 2002 compared with the second quarter of 2002.  In Area 7, the number of  Post-Paid  service clients went up 4.5% against the previous quarter.  In Area 8, the  spectacular  growth observed in the number of clients was
                  10.9% against the same period in the previous year.

HIGHLIGHT         According  to  information  provided by ANATEL (The  Brazilian
                  Telecommunications   Regulatory   Agency),   the   number   of
                  cell-phone  users  grew  from 30.6  million  at the end of the second  quarter of 2002 to 32.0 million in this third  quarter of 2002. TCO Celular increased its participation in this total from  8.8%  to  9.0%  in the  quarter.  By  comparing  the net
                  Brazilian addition and TCO's consolidated  addition we can see that TCO Celular accounted for 14.3% of the national user base net addition, which demonstrates that it has grown the most in the penetration of cellular services in Brazil.

CONSOLIDATED TCO CELULAR

--------------------------------------------------------------------------------
                         3Q02        2Q02     Variation     3Q01     Variation
Clients                 2,868,046   2,717,173       5.6%   2,195,372      30.6%
   Post-paid              790,020     748,260       5.6%     662,840      19.2%
   Pre-paid             2,061,276   1,952,201       5.6%   1,515,804      36.0%
   Rural                   16,750      16,712       0.2%      16,728       0.1%
ARPU                        42.56       41.32       3.0%       44.32      -4.0%
Churn (%)                    4.80        4.60       0.2%        5.17      -0.4%
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CHURN RATE        The Churn  Rate  reached  4.80% in the third  quarter of 2002, which  represents an increase of 0.20% over the value obtained in the previous quarter and a decrease of 0.37% over the value obtained in the third quarter of 2001.

Net Average       TCO  Celular's  ARPU has  grown  continuously  since the first
Revenue per       quarter  of  2002,   consolidating  the  Company's  policy  to
User              strengthen  its best  clients.  The  consolidated  ARPU in the period  was R$  42.56.  The ARPU was R$ 42.95 in Area 7 and R$
                  40.96 in Area 8. The chart below shows the  continuous  growth of TCO Celular's consolidated ARPU in the year of 2002.

Market Share      TCO Celular  remained as market leader for Area 7 in the third quarter of 2002.  Its  estimated  market share was 75.3%,  way above the national Band A average, which was 66.1%, In Area 8,
                  TCO  Celular  showed an intense  growth  during  the  quarter, increasing  its  estimated  market  share to 36.6%,  remaining above the national Band B average, which was 32.3%.

Cellular          TCO Celular has been granted a concession to provide  cellular
Penetration       telephoning services in 11 Brazilian states and in the Federal
                  District,  which  together  have an  estimated  population  of nearly 31.4 million.  The low penetration rate observed in the areas where TCO Celular  maintains  operations,  which is 15.2 per 100  residents in Area 7 and 3.4 per 100 residents in Area
                  8, shows that wireless  cellular  telephoning  services  still have  plenty of room to grow,  particularly  considering  that both regions where the Company  operates have  presented  very high  economic  growth rates,  especially in the  agricultural business area.

Consolidated TCO Celular - Operating Data

------------------------------------------------------------------------------------------------
                                            3Q02       2Q02    Variation     3Q01    Variation
Estimated population (in million)              31.4       30.7       2.3%       30.7       2.3%
Estimated Penetration - TCO (%)                 9.1        8.9       0.2%        7.1       2.0%
Municipalities serviced                         399        386       3.4%        330      20.9%
Workforce                                     2,785      2,799      -0.5%      3,008      -7.4%
Permanent employees                           1,487      1,484       0.2%      1,480       0.5%
Interns and outsourced parties                1,298      1,315      -1.3%      1,528     -15.1%
------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Municipalities    In this third  quarter TCO Celular  expanded  its coverage and
serviced          now operates in a total of 399  municipalities.  While in Area
                  7, TCO Celular had 299  municipalities  serviced at the end of the  quarter,  in Area 8 TCO  Celular  had 100  municipalities serviced at the end of the quarter.

Network           At the end of the second  quarter of 2002,  Area 7 presented a
structure         handset digitization rate of 97.2%. NBT has operated with 100%
                  digital technology since it was first established. TCO Celular currently  uses TDMA  technology  in its wireless  telephoning services.

CONSOLIDATED TCO CELULAR - NETWORK STRUCTURE

--------------------------------------------------------------------------------
                                                      3Q02           3Q01
Radio Base Stations (RBS's)                               836            762
Commuting Switches (CS's)                                  27             23
--------------------------------------------------------------------------------

Sales             At the end of September  2002,  TCO Celular had 37 proprietary stores,  1.364  accredited  salespersons for handsets and 14.9 thousand  direct and indirect  salespersons in Area 7; in Area
                  8, TCO  Celular  had 17  proprietary  stores,  328  accredited salespersons for handsets and 6.5 thousand direct and indirect salespersons  in Area 8. In the  month  of  August  the  shops maintained by TCO Celular in the Federal District were granted the  ISO  9001:2000  certification  for  Sales,  Services  and
                  Customized Client Service.  The certification of the shops was the second  stage in the  project to certify  the  proprietary stores;  the first stage was completed in January of this year and  consisted in the  Certification  of the Call Center.  The next steps will focus on extending  the  certification  to all
                  TCO/NBT proprietary stores.

NAINET            In  the  third  quarter  of  2002  TCO  Celular  launched  the
                  Integrated  Service  Center  -  NAINET,  aiming  to  make  its relationship with suppliers more practical and more effective.
                  NAINET consists in a web-tool  developed  specifically for
                  TCO/NBT  retailers,  and aims to materialize the new corporate policy with its points of sale,  improving the agility and the effectiveness of all transactions carried out with TCO/NBT. By
                  using   this   system,   the   points-of-sale   will   act  as
                  telecommunications services providers,  offering services once sold only by the proprietary stores. This nucleus should boost the  business-to-business  transactions  performed by TCO/NBT, which  today  holds  the 1st  place in the  Telecommunications
                  Sector and the 12th place  among  companies  operating  in all sectors.

Human             The workforce in Area 7 carriers decreased by 2.7%, from 2,415
Resources         in  September  2001 to 2,349 in September  2002.  Of the total workforce,  52.5% are  permanent  employees  and the remainder outsourced  parties and interns.  The Permanent  Employees per
                  1000  Connections  index  was  0.53  in  September  2002.  The workforce in the Area 8 carrier was reduced by 26.5%, from 593 in  September  2001 to 436 in September  2002.  Of this total,
                  58.3% are permanent employees and the remainder are outsourced
                  parties  and  interns.   The  Permanent   Employees  per  1000
                  Connections index was 0.46 for NBT in September 2002.

-------------------------------------------------------------------------------

AREA 7 - OPERATING DATA

-----------------------------------------------------------------------------------------------------
                                                3Q02        2Q02    Variation    3Q01     Variation

                           Clients            2,318,497  2,216,507    4,6%     1,827,087    26.9%
   Post-Paid                                   653,179    624,894     4,5%      554,929     17.7%
   Pre-Paid                                   1,648,568  1,574,901    4,7%     1,255,430    31.3%
   Rural                                       16,750      16,712     0,2%      16,728       0.1%
ARPU                                            42.95      42.32      1.5%       44.99      -4.5%
Churn, in the quarter (%)                       4.68        4.45      0.23%      4.73       -0.05%
-----------------------------------------------------------------------------------------------------
Estimated Marked Share (%)                      75.3        75.8      -0.5%       78        -2.7%
Estimated Population (in millions)              15.3        14.9      2.7%       14.9        2.7%
Estimated Penetration - TCO (%)                 15.2        14.8      0.4%       12.2        3.0%
Access Digitization (%)                         97.2        96.8      0.4%       94.6        2.6%
Municipalities Attended                          299        295       1.4%        266       12.4%
Workforce                                       2,349      2,343      0.3%       2,415      -2.7%
   Permanent Employees                          1,233      1,218      1.2%       1,215       1.5%
   Outsourced parties and interns               1,116      1,125      -0.8%      1,200      -7.0%
-----------------------------------------------------------------------------------------------------
Radio Base Stations (ERB's)                      676        663       2.0%        629        7.5%
Connecting Switches (CCC's)                      15          14       7.1%        13        15.4%
-----------------------------------------------------------------------------------------------------

AREA 8 - OPERATING DATA

-----------------------------------------------------------------------------------------------------
                                                3Q02       2Q02     Variation     3Q01     Variation
Clients                                       549,549     500,666     9.8%      368,285      49.2%
   Post-Paid                                  136,841     123,366     10.9%     107,911      26.8%
   Pre-Paid                                   412,708     377,300     9.4%      260,374      58.5%

                           ARPU                40.96       37.03      10.6%      41.03       -0.2%
Churn, in the quarter (%)                       5.29       5.27       0.02%       7.27      -1.98%
-----------------------------------------------------------------------------------------------------
Estimated Marked Share (%)                      36.6       35.5       1.1%         30        6.6%
Estimated Population (in millions)              16.1       15.8       1.9%        15.8       1.9%
Estimated Penetration - TCO (%)                 3.4         3.2       0.2%        2.3        1.1%
Access Digitization (%)                         100         100        0%         100         0%
Municipalities Attended                         100         91        9.9%         64        56.3%
Workforce                                       436         456       -4.4%       593       -26.5%
   Permanent Employees                          254         266       -4.5%       265        -4.2%
   Outsourced parties and interns               182         190       -4.2%       328       -44.5%
-----------------------------------------------------------------------------------------------------
Radio Base Stations (ERB's)                     160         149       7.4%        133        20.3%
Connecting Switches (CCC's)                      12         12         0%          10        20.0%
-----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                              FINANCIAL PERFORMANCE

CONSOLIDATED TCO CELULAR
                                                                                               R$ Mil
-----------------------------------------------------------------------------------------------------
                                                   3Q02       2Q02    Variation    3Q01    Variation
Net Operating Service Revenue                      354,961    323,182      9.8%   281,781     26.0%
Net Operating Merchandise Revenue                   50,340     60,661    -17.0%    41,365     21.7%
Cost of Merchandise Sold                            72,594     79,765     -9.0%     60,258    20.5%
-----------------------------------------------------------------------------------------------------

EBITDA with merchandise                            178,355    154,587     15.4%    136.624    30.5%
% EBITDA                                             44.0%      40.3%      3.7%      42.3%     1.7%

EBITDA without merchandise                         200,609    173,691     15.5%    155.516    29.0%
% EBITDA                                             56.5%      53.7%      2.8%      55.2%     1.3%

Depreciation and Amortization                       37,791     37,972     -0.5%     35.301     7.1%

EBIT                                               140,564    116,615     20.5%    101.322    38.7%
% EBIT                                               34.7%      30.4%      4.3%      31.4%     3.3%
-----------------------------------------------------------------------------------------------------

Financial Revenue *                                112,047     55,551    101.7%     46,883   139.0%
Financial Expenses *                               139,307     99,429     40.1%     53,459   160.6%
-----------------------------------------------------------------------------------------------------

Investments                                         35,338     36,769     -3.9%     58,298   -39.4%

-----------------------------------------------------------------------------------------------------

Net Profit in the Quarter                           68,948     89,334    -22.8%     56,873    21.2%
-----------------------------------------------------------------------------------------------------
* See details on note "Net Financial Expenses"

Operating         The Net  Operating  Revenue  of TCO  Celular  reached R$ 405.3
Revenue           million in the third  quarter  of 2002,  which  represented  a
                  13.7% increase  compared with the second quarter of 2002 and a
                  25.4% increase compared with the third quarter of 2001. In the third  quarter of 2002,  the net revenue from  services was R$
                  355 million and the net revenue  from the sale of  merchandise was R$ 50.3 million.

Purchasing        The Cost of  Merchandise  Sold by TCO Celular  reached R$ 72.6
Cost              million in the third  quarter  of 2002,  a  reduction  of 9.0%
                  against the second quarter of 2001.  The  purchasing  cost per client (SAC), in the quarter was R$ 150.00

-------------------------------------------------------------------------------

EBITDA            EBITDA was R$ 178.4  million in the quarter,  showing that the company was more  efficient  in  generating  cash based on its operating  assets.  The  EBITDA  suffered  a  positive  R$ 8.1 million  impact in this third  quarter 2002 as a result of the new accounting  classification of PIS/COFINS  expenses applied
                  to  financial  revenues,   which  used  to  be  classified  as
                  operating  expenses in past  quarters and from this quarter on are to be written as  reduction  in  financial  expenses.  TCO
                  Celular  discloses its EBITDA  margin in  consonance  with the
                  market,   including   its   operations   with  the   sales  of
                  merchandise. The EBITDA margin was 44.0% in the quarter. For a possible  comparison,  the  EBITDA was R$ 200.6  million,  not including  the  operations  with  the  sales  of  merchandise, raising  the margin to 56.5%.  As a means of  comparison,  the accumulated  EBITDA  up to the  third  quarter  of 2002 was R$
                  481.4 million,  5% above the value obtained in the entire year of 2001.

Depreciation      The accumulated depreciation and amortization expenses totaled
                  R$ 113.3  million,  of which R$ 37.8 million were in the third quarter of 2002.  Depreciation is calculated  using the linear method, taking into consideration the goods' useful life.

EBIT              EBIT was R$ 140.6  million in the third  quarter of 2002.  The
                  EBIT margin,  which includes the operations  with the sales of merchandise in the period, was 34.7%.

PDD / Losses      The Accrued  Provision  for  Doubtful  Debtors / Losses was R$
                  24.8 million.  In the second quarter,  PDD / Losses reached R$
                  3.7 million,  representing  0.9% of the Net Operating  Income.
                  The PDD/Losses was positively impacted in the third quarter of
                  2002  by  agreements  celebrated  with  other  carriers  which resulted in the reversal of  approximately  R$ 7 million.  The chart below shows how much TCO Celular has developed its PDD /
                  Losses index over its revenues.

-------------------------------------------------------------------------------

Net               Net Financial  Expenses accrued by TCO Celular up to the third
Financial         quarter of 2002 total R$ 64 million,  and R$ 27 million in the
Expenses          quarter.  The financial  revenues of the third quarter of 2002 are R$ 8.1  million  lower as a result  of the new  accounting classification  of  PIS/COFINS  expenses  applied to financial expenses, which used to be classified as operating expenses in past  quarters  and from this  quarter on are to be written as reduction in financial expenses.

                                                                          R$ Million
------------------------------------------------------------------------------------
                                                           3Q02       Accrued 2002
------------------------------------------------------------------------------------
Financial Revenue                                                111            211
  Hedge gain                                                      83            107

  Exchange rate variation                                          -              2
  Other financial revenues                                        36            111
  (-) PIS / COFINS over Financial Revenue                        (8)            (8)
Financial Expenses                                             (139)          (275)
  Exchange rate variation *                                    (127)          (176)

  Interest on Owned Capital                                        -           (41)
  Other Financial Expenses                                      (12)           (58)
------------------------------------------------------------------------------------
Net Financial Expenses                                          (27)           (64)
------------------------------------------------------------------------------------
* Reflects the exchange rate devaluation over debts in foreign  currency,  which include  operations  with the  BNDES  attached  to the  basket of  currencies  -
UMBNDES.

Net               At September 30, 2002, the total indebtedness reached R$ 695.7
Indebtedness      million of which 70.06% was in foreign  currency (66.51% in US
                  Dollars  and  Japanese  Yens;  and  3.55%  was  in  basket  of currencies - an index used by the Brazilian  Development Bank, the  BNDES).  Of the  portion  of the debt in US  Dollars  and
                  Japanese Yens, 84.33% was protected by hedge operations at the end of the quarter.  Of the total in foreign currency,  80.05%
                  was  protected  by hedge  operations.  This  indebtedness  was compensated by existing  resources in cash (R$ 119.0 million), by  investments  in  securities  (R$  681.9  million)  and  by accounts  payable from the hedge operations (R$ 93.1 million), which resulted in a negative net debt of R$ 198.3 million.

-------------------------------------------------------------------------------

Net profit        The Net  Profit  obtained  by TCO  Celular  went  up by  21.2%
                  compared to the same period in the  previous  year,  while its client base increased by 30.6%. THE CONSOLIDATED NET PROFIT IN
                  THE THIRD  QUARTER OF 2002 IS 10.6%  ABOVE THE PROFIT  ACCRUED
                  THROUGHOUT THE WHOLE YEAR OF 2001.

Investments       In the first three  quarters of 2002,  R$ 113.2  million  were invested in Property, Plant & Equipment, mainly in projects to expand the wireless cellular  telephoning  network, to improve
                  telecommunications   services   and  to  develop   proprietary
                  transmission routes. The administration of TCO Celular expects
                  to  close   the  year  of  2002  with   consolidated   accrued
                  investments  of  approximately  R$ 160  million  in the  year, including its own resources and financing.

Social            Like  an  active  Brazilian  citizen,   TCO  Celular  plays  a
Responsibility    significant  part  in the  social  and  cultural  life  of the country,  including sports and community shows. Committed with the most widely debated issues in Brazil,  particularly  those in the regions where it operates,  TCO Celular  invests in the
                  strongest   Brazilian  sports  talents,   believing  in  their
                  potential and  understanding  that their dedication is crucial to make Brazil a stronger country.  The resources  provided by the  Company  play a  fundamental  role in the  education  and social  development of these youngsters,  and have contributed
                  to  make  several  athletes  accomplish  state,   country  and
                  international  awards.  In  October  2002,  TCO won the  prize
                  Entrepreneur  of the Year  2002 in the  Social  Responsibility
                  category, awarded by Ernst & Young.

Perspectives for  The  third  quarter  of  2002  was  marked  by  the  start  of
2002              operations  of the  second  SMP  carrier  in  Brazil:  Telecom
                  Italia, also known as "TIM". This  telecommunications  company purchased  a license to explore  GSM  technology  in Band D in
                  Region 2  (Central-West,  South and part of the North  region)
                  and  Region 3 (the  State of Sao  Paulo)  and in Band E and in
                  Region  1  (16  Brazilian   states  from  Rio  de  Janeiro  to
                  Amazonas).  The first SMP carrier in Brazil to explore the GSM technology  was "OI",  working in 16  Brazilian  states  where
                  Telemar  operates,  which  has  intersections  with NBT in the north of the country and in the state of Maranhao,  located in the  Northeast.  Since the year 2001, TCO Celular has prepared to deal  with new  competitors  by  widening  the scope of its products and services and by improving its client-relationship programs  aiming  at  meeting  users'  needs  pursuant  to the diversification  and  the  quality  of the  services  offered, therefore  remaining as market  leaders.  TCO Celular has been conducting  tests  with two  different  lines  of  technology:
                  GSM/GPRS and CDMA 1xRTT.  The  company's  decision  whether to which form of  technology  will be used shall be reached  soon and will depend on several factors,  among which: (1) the cost of migrating to the SMP technology;  (2) the  availability and cost of the  equipment;  (3) the  availability  of the digital national  roaming;  (4) the path toward 3G; (5) the results of tests carried out in the market; (6) the cost and financing of the overlay network.

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                     **SEGUEM AS DEMONSTRACOES FINANCEIRAS**

                              FINANCIAL STATEMENTS

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                    At September 30 2002 and at June 30, 2002
                 Together with the Independent Auditors' Report

"A  free  translation  from  Portuguese  into  English  of  quarterly  financial information  prepared in Brazilian  currency in accordance  with the  accounting practices  originating in Brazil's  Corporation Law and specific norms issued by
IBRACON, CFC and CVM"

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                               September 30, 2002
                            (In thousand of Reais-R$)

                                          COMPANY
                                                                   CONSOLIDATED
                                 -------------------------  ------------------------
                                 09/30/2002   06/30/2002     09/30/2002 06/30/2002
                                 -------------------------  ------------------------
ASSETS
                                 -------------------------  ------------------------
CURRENT ASSETS                       471,472      288,246     1,283,310   1,048,664
                                 -------------------------  ------------------------
  Cash and cash equivalents            1,247        1,051         7,655       8,583
  Short-term investments             214,751       86,019       681,918     411,995
  Marketable securities               12,961       23,373       111,358     231,969
  Accounts receivable from
  services                            53,191       57,190       193,783     191,472
  Inventories                          5,445        5,822        30,528      29,246
  Deferred and recoverable
  taxes                               85,015       68,448       149,485     133,212
  Interest on own
  shareholders' equity                22,529       22,503             -           -
  Swap                                59,014        6,242        65,306       7,281
  Other assets                        17,319       17,598        43,277      34,906

                                 -------------------------  ------------------------
NONCURRENT ASSETS                     61,789       50,446       115,897      93,470
                                 -------------------------  ------------------------
  Deferred and recoverable            14,481       13,415        49,908      49,380
  taxes
  Loans to related parties                50            -             -           -
  Swap                                11,687        1,460        27,806       5,908
  Other assets                        35,571       35,571        38,183      38,182

                                 -------------------------  ------------------------
PERMANENT ASSETS                   1,269,243    1,220,063       919,027     925,190
                                 -------------------------  ------------------------
  Investments                      1,025,544      966,119         8,821       9,240
  Property, plant and equipment      243,699      253,944       877,090     881,777
  Deferred charges                         -            -        33,116      34,173

                                 -------------------------  ------------------------
TOTAL ASSETS                       1,802,504    1,558,755     2,318,234   2,067,324
                                 =========================  ========================

                             See accompanying notes.

"A  free  translation  from  Portuguese  into  English  of  quarterly  financial information  prepared in Brazilian  currency in accordance  with the  accounting practices  originating in Brazil's  Corporation Law and specific norms issued by
IBRACON, CFC and CVM"

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                               September 30, 2002
                            (In thousand of Reais-R$)

                                                         COMPANY                 CONSOLIDATED
                                                 -----------------------------------------------------
                                                 09/30/2002  06/30/2002     09/30/2002     06/30/2002
                                                 ----------------------- -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
                                                 ----------------------- -----------------------------
CURRENT LIABILITIES                                 397,594    266,499            684,096    549,393
                                                 ----------------------- -----------------------------
   Personnel, social charges and benefits             5,223      4,186             10,052      9,257
   payable
   Trade accounts payable                            17,405     18,998            119,770    111,289
   Indirect taxes                                    31,982     20,815             94,843     67,924
   Income taxes                                      10,880      5,828             33,468     12,980
   Income participation                              53,917    125,084             62,478    133,023
   Loans and financing                              274,267     84,984            351,994    191,306
   Other accounts payable                             3,920      6,604             11,491     23,614

                                                 ----------------------- -----------------------------
NONCURRENT LIABILITIES                              226,479    151,896            432,726    356,009
                                                 ----------------------- -----------------------------
   Provision for contingencies                       83,961     78,433             86,651     81,123
   Income taxes                                           -          -                  -          -
   Loans from related parties                        51,854      9,565                  -          -
   Loans and financing                               90,118     63,350            343,727    272,542
   Others obligations                                   546        548              2,348      2,344

PARTICIPATION OF MINORITY SHAREHOLDERS                    -          -             23,107     21,688

                                                 ----------------------- -----------------------------
SHAREHOLDERS' EQUITY                              1,178,305  1,140,234          1,178,305  1,140,234
                                                 ----------------------- -----------------------------
   Capital                                          534,046    534,046            534,046    534,046
   Capital reserve                                  110,555    110,555            110,555    110,555
   Revenue reserve                                   42,229     42,229             42,229     42,229
   Treasury stock                                   (4,757)    (9,164)            (4,757)    (9,164)
   Retained earnings                                496,232    462,568            496,232    462,568

CAPITALIZABLE FUNDS                                     126        126                  -          -

                                                 ----------------------- -----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        1,802,504  1,558,755          2,318,234  2,067,324
                                                 ======================= =============================

                             See accompanying notes.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                              Statements of Income
                  Nine months ended September 30, 2002 and 2001
                           (In Thousands of Reais-R$)

                                                                       COMPANY                     CONSOLIDATED
                                                              ------------- ------------  ---------------  --------------
                                                               09/30/2002   09/30/2001      09/30/2002      09/30/2001
                                                              ------------- ------------  ---------------  --------------

GROSS OPERATING REVENUE                                            395,016            -        1,412,463       1,137,830
Gross revenue deductions                                          (79,018)            -        (295,537)       (232,683)
                                                              ------------- ------------  ---------------  --------------
NET OPERATING REVENUE                                              315,998            -        1,116,926         905,147
Cost of services rendered                                        (137,381)            -        (500,003)       (429,003)
                                                              ------------- ------------  ---------------  --------------
GROSS INCOME                                                       178,617            -          616,923         476,144
OPERATING INCOME (EXPENSES)                                        109,391      165,251        (248,822)       (229,881)
Commercialization of services                                     (30,339)            -        (147,921)       (146,504)
General and administrative expenses                               (53,129)     (19,597)         (98,724)        (78,044)
Equity pickup                                                      176,735      168,961                -               -
Other operating income (expenses) net                               16,124       15,887          (2,177)         (5,333)
                                                              ------------- ------------  ---------------  --------------
OPERATING INCOME BEFORE FINANCIAL RESULT                           288,008      165,251          368,101         246,263
Financial result, net                                             (69,982)     (40,425)         (63,930)        (33,938)
                                                              ------------- ------------  ---------------  --------------
OPERATING INCOME                                                   218,026      124,826          304,171         212,325
Nonoperating income (expenses), net                                (4,852)          471         (16,435)        (15,166)
                                                              ------------- ------------  ---------------  --------------
Income and social contribution taxes                              (20,859)        3,425         (90,170)        (56,893)
Employees' profit participation                                    (2,147)        (491)          (3,708)         (1,737)
Participation of minority shareholders                                   -            -          (4,501)        (12,663)
                                                              ------------- ------------  ---------------  --------------
NET INCOME BEFORE REVERSAL OF INTEREST ON OWN                      190,168      128,231          189,357         125,866
SHAREHOLDERS' EQUITY
Reversal of interest on own shareholders' equity                    40,000       15,000           40,811          17,365
                                                              ------------- ------------  ---------------  --------------
NET INCOME                                                         230,168      143,231          230,168         143,231
                                                              ============= ============  ===============  ==============

Shares in circulation on the balance sheet date
(thousands)                                                                                  372,882.242     366,076,634
Net income per lot of thousand shares (R$)                                                       0.00062         0.00039

                             See accompanying notes.

                  Tele Centro Oeste Celular Participacoes S.A.
                        Consolidated financial statement
                        (In thousands of Brazilian Reais)

--------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                                 1* TRIM     1* TRIM    2* TRIM     2* TRIM    3* TRIM    3* TRIM  Acumulado  Acumulado
                                               01          02         01          02         01         02      sep/01     sep/02
--------------------------------------------------------------------------------------------------------------------------------------
 Gross Operating Revenue                     346,539     441,674    384,821     455,178    406,470     515,610  1,137,830 1,412,463

 Deductions from gross revenue               (68,932)    (86,716)   (80,427)    (98,638)   (83,324)   (110,309)  (232,683) (295,663)

 Net Operating Revenue                       277,607     354,959    304,394     356,541    323,146     405,301    905,147 1,116,800
 Cost of services rendered and
merchandise sold *                          (104,265)   (132,406)  (122,115)   (125,411)  (117,500)   (150,156)  (343,880) (407,972)

 Gross profit                                173,342     222,553    182,279     231,130    205,646     255,145    561,267   708,828

 Operating revenues / expenses

 Services commercialized *                   (47,677)    (45,963)   (48,626)    (48,277)   (47,819)    (45,364)  (144,122) (139,604)

 General and administrative expenses *       (24,772)    (28,006)   (22,151)    (26,296)   (19,460)    (31,489)   (66,383)  (85,791)

 Other net revenues / expenses *                 194        (140)    (3,783)     (1,970)    (1,744)         63     (5,333)   (2,047)
 Profit before depreciation and
financial revenues / expenses - EBITDA       101,087     148,444    107,719     154,587    136,623     178,355    345,429   481,385

 Depreciation                                (31,148)    (37,522)   (32,718)    (37,972)   (35,301)    (37,791)   (99,167) (113,285)

 Profit after depreciation before
financial revenue and expenses - EBIT         69,939     110,922     75,001     116,615    101,322     140,564    246,262   368,100

 Financial revenue / expenses                (11,197)      7,210    (16,165)    (43,878)    (6,576)    (27,260)   (33,938)  (63,928)

                                                                                                             -          -         -

 Operating Profit                             58,742     118,131     58,836      72,737     94,746     113,304    212,324   304,172

                                                                                                             -          -         -

 Non-operating revenue / expense              (5,304)     (5,871)    (4,378)     (5,168)    (5,484)     (5,399)   (15,166)  (16,438)

                                                                                                             -          -         -

 Profit before taxes, minor                   53,438     112,260     54,458      67,569     89,262     107,905    197,158   287,734

                                                                                                             -          -         -

 Income tax and social contribution          (14,680)    (34,899)   (14,992)    (19,389)   (27,221)    (35,878)   (56,893)  (90,166)

 Employee participation                         (527)       (813)      (589)     (1,370)      (621)     (1,525)    (1,737)   (3,708)

 Participation of minority shareholders       (3,329)     (4,799)    (4,675)      1,822     (4,659)     (1,524)   (12,663)   (4,501)

                                                                                                             -          -         -
 Profit before reversal of interest on
owned capital                                 34,902      71,750     34,202      48,631     56,761      68,978    125,865   189,359

                                                                                                             -          -         -

 Reversal of interest on owned capital             -         138     17,254      40,703        111         (30)     17,365   40,811

                                                                                                 -           -          -         -

 Net Profit in the Period                     34,902      71,888     51,456      89,334     56,872      68,948    143,230   230,170
--------------------------------------------------------------------------------------------------------------------------------------

 EBITDA margin                                 36.41%      45.30%     35.39%      40.27%     42.28%      44.01%     38.16%    43.10%
 EBIT margin                                   25.19%      33.85%     24.64%      30.38%     31.35%      34.68%     27.21%    32.96%

--------------------------------------------------------------------------------------------------------------------------------------
* without depreciation.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

1.    Operations

      Tele Centro Oeste Celular  Participacoes S.A. is a publicly traded company directly  controlled by BID S.A.  (company  controlled  by Splice  Group), which acquired 53.23% of voting capital and 17.75% of total capital.

      The Company  controls the  following  companies:  Telegoias  Celular S.A.,
      Telemat  Celular  S.A.,  Telems  Celular  S.A.,  Teleron  Celular S.A. and
      Teleacre  Celular S.A. The  subsidiaries  are  responsible  for  providing cellular  telephone  services  -  Band  A  throughout  Midwestern  Brazil, including  the States of Rondonia and Acre,  according  to the  concession terms signed by the Federal Government, which expire on August 5, 2008 but can be extended for another 15 years.

      On May 24, 1999 Norte  Brasil  Telecom  S.A. - NBT was formed as a private company,  with the objective of exploring cellular telephone services,  as well as all necessary and useful  activities for delivering these services within area 8 - Band B comprising the States of Amazonas,  Roraima, Amapa,
      Para and Maranhao.  Norte Brasil Telecom S.A. started up its activities in
      1999,  serving 11 of the 97 cities  comprising  the  respective  operating area.  The expenses  incurred up to December 31, 1999 were  considered  as pre-operating expenses and amortized as from January 2000 when the company became operational and the respective expenses started being amortized.

      The business of Tele Centro Oeste Celular  Participacoes  S.A.,  including the services  provided by its  subsidiaries  and respective  charges,  are controlled  by ANATEL  (National  Telecommunications  Agency),  the entity responsible for regulating telecommunications in Brazil in accordance with
      Law No. 9472 of July 16, 1997 and respective regulations.

      On November 21, 2000 TCO IP S.A. was formed as a private company, with the objectives of rendering  telecommunications  and internet access services, and developing solutions among others.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

1.    Operations - continued

      On April 26, 2002, in order to rationalize the corporate  structure of the parent company and its subsidiaries, a corporate restructuring was carried out by means of the absorption of Telebrasilia Celular S.A. by Tele Centro
      Oeste  Celular   Participacoes   S.A.,   taking   advantages  of  existing
      administrative and commercial synergies and concentrating the liquidity of listed  companies'  shares on a single company,  thereby  reducing capital cost. The terms and conditions of this  restructuring  were  negotiated by both company  managements in a Special  General Meeting also held on April
      26, 2002, which approved that the substitution  proportion were determined based on net  assets  appraised  at market  value and that only  preferred shares were delivered,  even for ordinary shareholders.  We point out that
      such  absorption  was  subject  to  the   authorization  of  the  National
      Telecommunications  Agency - ANATEL, and the restructuring was approved by
      Act No. 24991 of April 23, 2002. The financial statements used at the time
      Tele Centro Oeste  Participacoes S.A. absorbed  Telebrasilia  Celular S.A.
      were those as of December  31, 2001  pursuant to the  Absorption  Protocol item III - "C" of January 15, 2002.

2.    Presentation of the financial statements

      The financial statements of the parent company and consolidated  financial statements  have been prepared in  conformity  with  accounting  practices
      originating  in  Brazil's   Corporation  Law  and  accounting   norms  and
      procedures established by the CVM (Brazilian Securities Commission).

3.    Summary of the principal accounting practices (company and consolidated)

      a. Short-term investments

         Comprised temporary high liquidity investments falling due in less than three  months,  stated at cost plus income  earned  through the balance sheet date.

      b. Marketable securities

         Comprised  investments to be held to their respective  maturity,  which should  not  exceed 12 months and are  recorded  at cost plus  interest earned through the balance sheet date.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

3.    Summary   of   the   principal    accounting    practices   (company   and
      consolidated)--Continued

      c. Credits and obligations

         Credits  and  obligations  are stated at their  historical  value.  The amounts subject to monetary  updating,  foreign exchange  variation and interest are adjusted through the balance sheet date.

      d. Allowance for doubtful accounts

         This provision was set up to cover  accounts of a doubtful  collection.
         The methodology comprises the recording of a provision to cover 100% of accounts overdue more than 90 days. Additionally,  for the accounts not yet billed,  not yet due and overdue more than 90 days, the percentages historically  obtained from  write-offs  are applied on the  respective gross revenues computed within the last 12 months.

      e. Inventories

         Stated  at the  lower of  average  acquisition  cost or  market  value.
         Inventories  mainly comprise cellular equipment to be sold to operators or accredited agencies.

      f. Investments

         Comprise permanent  shareholding of subsidiaries  recorded according to
         the  equity  pickup  method.   The  accounting   practices  adopted  by
         subsidiaries  are  consistent  with those  adopted by the Company.  The investments are stated at cost not exceeding market value.

      g. Property, plant and equipment

         Property,   plant  and  equipment  are  stated  at  acquisition  and/or construction  cost,  monetarily  updated to  December  31,  1995,  less accumulated depreciation.

         The operation right  (concession area 8) of cellular  services - Band B relating to the subsidiary  Norte Brasil Telecom S.A. was stated at the respective  acquisition  cost and is being amortized in accordance with concession terms.

         Materials  related  to  the  plant  expansion  are  stated  at  average acquisition cost.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

3.    Summary   of   the   principal    accounting    practices   (company   and
      consolidated)--Continued

      g. Property, plant and equipment--Continued

         The maintenance and repair expenses representing improvements (increase of  installed  capacity  or  useful  life) are  capitalized,  while the remaining  expenses  are charged to  operating  results  following  the accrual method.

         Depreciation is calculated by the straight-line  method considering the useful life of the assets at rates shown in Note 8.

      h. Deferred charges

         Income  and  expenses  computed  during  the  pre-operating   phase  of
         subsidiaries  Norte Brasil  Telecom S.A. and TCO IP S.A. are charged to deferred  charges  and  amortized  by the  straight-line  method over a period of 10 years.

      i. Income and social contribution taxes

         Income and social contribution taxes are recorded on the accrual basis, calculated in  accordance  with the current tax  legislation.  Deferred taxes are recorded over temporary differences,  calculated based on the rates applicable at the respective realization or liquidation.

      j. Provision for contingencies

         The provision for  contingencies  was recorded  based on an analysis by the Company's lawyers regarding all legal actions in progress.

      k. Income and expenses

         Income and expenses are charged to the operating result for the year on the accrual basis.  Revenues  derived from sales of prepaid  recharging cellular  telephone  cards are  deferred  and charged to the  operating result as the cards are used.

         Billings are  computed  monthly,  and  revenues not billed  between the billings  date and the end of the  respective  period are estimated and recognized in the month in which the service was rendered.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

3.    Summary   of   the   principal    accounting    practices   (company   and
      consolidated)--Continued

      l. Financial result, net

         The  financial  result net is  represented  by  interest  and  monetary updating on short-term  investments and loans obtained and granted.  In
         compliance   with  the  current  tax   legislation,   the  interest  on
         shareholders' equity was recorded as a financial expense and considered as  an  appropriation  of  result  for  financial  statement  purposes, according to Brazilian  Securities  Commission (CVM) Resolution No. 207
         of December 12, 1996.

      m. Pension plan

         Tele Centro Oeste Celular Participacoes S.A. and subsidiaries sponsor a private social security plan, which is managed by SISTEL.  According to the CVM Resolution  No. 371 of December 13, 2000,  the Company  carried out studies of future benefits to employees. However, the Company opted to record the  adjustment  to  actuarial  liabilities  directly  in the operating  result  for the year as from  2002 and for a period  of five years or, if lower,  for the period of the service or remaining life of the employees.

      n. Employees' profit participation

         Tele Centro  Oeste  Celular  Participacoes  S.A.  and its  subsidiaries provide  for  employees'  profit  participation  based on  Article 5 of
         Provisional   Measure  No.  980  of  April  25,  1995  and   subsequent
         publications.

         The amount  provided for is equivalent to a monthly  salary  subject to approval in the Shareholders Meeting.

      o. Earnings per share

         Earnings per share were  calculated  based on the number of outstanding shares at the balance sheet computation date.

                  Tele Centro Oeste Celular Participacoes S.A.
                                      NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

4.    Consolidation of the financial statements

      The  consolidated  financial  statements  were prepared in accordance with basic consolidation principles established by Brazil's Corporation Law and norms of the CVM (Brazilian Securities Commission).

      We present below the main consolidation procedures:

      a) Elimination  of assets  and  liability  account  balances  between  the consolidated companies;
      b) Elimination  of  shareholding,  reserves and  retained  earnings of the consolidated companies;
      c) Elimination of revenues and expenses  derived from business between the consolidated companies;
      d) Highlighting the minority interest amounts on the financial statements.

      The consolidated companies comprise the following:

                                            Total shareholding (%)
                               ------------------------------------------------

                                       9/30/2002               6/30/2002
                               ------------------------------------------------
Telegoias Celular S.A.                     97.06                   97.02
Telemat Celular S.A.                       97.56                   97.56
Telems Celular S.A.                        98.45                   98.45
Teleron Celular S.A.                       97.21                   97.21
Teleacre Celular S.A.                      98.35                   98.35
Norte Brasil Telecom S.A. - NBT            98.33                   98.33
TCO IP S.A.                                99.99                   99.99

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

5.       Marketable securities

                                                                                          Consolidated
                                                                                   --------------------------
                                                                 Maturity date
                                         Interest                                   9/30/2002    6/30/2002
                             --------------------------------------------------------------------------------
      Commercial   Paper   - Prefixed  annual  rate of 24% to
      Splice do Brasil S.A.  25%   with   Swap   of  100%  of    07/05/2002 and
                             Interbank Deposit  Certificate -      09/30/2002
                             CDI plus 1.5% p.a.                                            -       411,995
      Debentures   -  Fixcel CDI plus 2.0% p.a.                  06/27/2002 and
      S.A.                                                         08/08/2003        681,918             -
                                                                                   --------------------------
                                                                                     681,918       411,995
                                                                                   ==========================

      Tele Centro Oeste  Celular  Participacoes  S.A.,  directly and through its subsidiaries,  acquired a total of R$ 660 million in debentures  issued by
      Fixcel S.A.,  from which R$ 470 million was due on July 2, 2002 and R$ 190 million on August 13, 2002. The debentures have variable  guarantee on the assets of Fixcel S.A. and are secured by Splice do Brasil Telecomunicacoes
      e Eletronica S.A..

6.       Accounts receivable

                                                                           Consolidated
                                                                ------------------------------------

                                                                    9/30/2002         6/30/2002
                                                                ------------------------------------
      Amounts invoiced                                                 74,815            68,771
                                                                       43,449            53,944
                                          Amounts to be0
                                            invoiced
      Network use rate                                                 49,015            54,830
      Sales - prepaid                                                  29,581            28,917
                                                                       10,644            11,547
                                          Credit Cards
      Allowance for doubtful accounts                                (25,415)           (40,382)
      Others                                                           11,694            13,845
                                                                ------------------------------------
                                                                      193,783           191,472
                                                                ====================================

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

7.    Investments

                                                                     Company                   Consolidated
                                                           --------------------------------------------------------

                                                               9/30/2002     6/30/2002     9/30/2002    6/30/2002
                                                           --------------------------------------------------------
                 Participation   stated   by  the   equity
                 pickup method                                 1,016,892      957,048              -            -
      Premium - Norte Brasil Telecom S.A.                                                      4,730        4,882
                                                                   4,730         4,882
      Premium - Telegoias Celular S.A.                             3,900         4,138         3,900        4,138
      Other investments                                                6            35             6           35
                                                                      16            16           185          185
                                             TAX
                                          INCENTIVES
                                                           --------------------------------------------------------
                                                               1,025,544       966,119         8,821        9,240
                                                           ========================================================

The premiums of R$ 4,730 and R$ 3,900 at September 30, 2002 refer, respectively, to the  acquisition  of 45% of shares of Norte Brasil  Telecom S.A.  from Inepar
S.A. in May 1999 and the  acquisition  of the shares of  Telegoias  Celular S.A.
from the market in 2001. These premiums are being amortized over 5 and 10 years.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

7.    Investments--Continued

      The significant information on subsidiaries is as follows:

                                                   Telegoias Telemat  Telems  Teleron  Teleacre     NBT     TCO IP   Parent company
                                                   --------- ------- -------- ------- ---------- --------- -------- ----------------
      Investment balance at June 30, 2002            331,678 206,729  173,089  49,939     27,873   167,122      618          957,048
      Equity pick-up 3nd quarter                      24,674  17,040   12,883   5,047      2,637   (2,273)    (271)           59,737
      Purchase of shares in the 3nd quarter              129       2        1       -          -         -        -              132
      Gain (loss) from the purchase of shares           (27)       1        1       -          -         -        -             (25)
                                                   --------- ------- -------- ------- ---------- --------- -------- ----------------
      Investment balance at September 30, 2002       356,454 223,772  185,974  54,986     30,510   164,849      347        1,016,892
                                                   ========= ======= ======== ======= ========== ========= ======== ================

      Balance for shareholders' equity at
      September 30, 2002, with no premium reserve    353,607 215,775  173,461  53,293     29,121   167,643    (163)          992,737

      Percentage of participation of the
      parent company                                 97,0555 97,5651  98,4544  97,2110    98,3508   98,3333  99,9900               -
                                                   --------- ------- --------- ------- ---------- --------- -------- ---------------
      Investment in subsidiaries                     343,196 210,521  170,781  51,806     28,640   164,849    (163)          969,630
      Merged premium/ advance for future
      capital increase (TCO-IP)                       13,258  13,251   15,193   3,180      1,870         -      510           47,262
                                                   --------- ------- -------- ------- ---------- --------- -------- ----------------
      Investment balance at September 30, 2002       356,454 223,772  185,974  54,986     30,510   164,849      347        1,016,892
                                                   ========= ======= ======== ======= ========== ========= ======== ================

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

8.    Property, plant and equipment

                                                                          Consolidated
                                                                 ------------------------------------------------------
                                                                                 9/30/2002                  6/30/2002
                                                                 ------------------------------------------------------
                                                      Annual         Cost
                                                   depreciation   monetarily   Accumulated     Net book     Net book
                                                     rate (%)      updated     depreciation      value        value
                                                  ---------------------------------------------------------------------

      Assets and service installations
         Switching equipment                               10        228,641       (67,357)     161,284        168,107
         Transmission equipment                         14.29        652,611      (386,652)     265,959        286,619
         Infrastructure
                                                            -          4,825              -       4,825          4,825
      Land
         Buildings                                          4         34.720       (12.480)      22.240         22,709
         Supporters and protectors                          5         46,384       (10,147)      36,237         36,520
         Energy equipment                                  10         64,312       (39,300)      25,012         26,339
         Others                                            10          4,331        (1.714)       2,617          2.505
         Computer equipment                                20         32,388       (12,862)      19,526         20,433
         Vehicles                                          20          1,777        (1,322)         455            495
                                                      5 to 20         87,084       (27,748)      59,336         48,235
         Other assets
      Assets for future use
         Assets and construction in progress                -        214,417              -     214,417        199,304
         Construction material                              -         13,963              -      13,963         13,422
                                                         6.90         60,550        (9,331)      51,219         52,264
      Exploration right (concession)
                                                                 ------------------------------------------------------
                                                                   1,446,003      (568,913)     877,090        881,777
                                                                 ======================================================

9.    Loans and financing

                                                                                      Company            Consolidated
                                                                               -------------------------------------------
                            Interest and monetary updating      Due date       9/30/2002   6/30/2002  9/30/2002 6/30/2002
                        --------------------------------------------------------------------------------------------------

      Local currency
      --------------
      BNDES             T.J.L.P.   plus  annual  interest  from   1/15/2008        17,448     18,513    206,635   208,396
                        3.5% to 4%.
                        Industrial Products Column 20 - FGV      2002 to 2008           -          -      1,654     1,723

      Other loans

      Foreign currency
      ----------------
      Finimp            Exchange  variation  based  on the U.S.  5/19/2003 to
                        dollar,  plus Libor and 1.5% p.a.  over   12/12/2003      178,052     20,219    188,292    35,004
                        Libor, and 3,45% p.a.
      Resolution No.    Exchange  variation  based  on the U.S.
      2,770             dollar  plus  annual  interest  ranging
                        from   6.05%  to  8.15%  and   exchange  27/12/2002 a
                        variation  based on the Yen plus annual   29/11/2004       71,180        486     90,262     4,154
                        interest of 1.05%.
      Prepayment        Exchange  variation  based  on the U.S.
                        dollar,  Libor plus interest from 1.75%
                        to 1.90% p.a. and  performance  premium   8/15/2002             -     38,916          -    63,941
                        ranging from 1.20% to 1.30% p.a.
      Export            Exchange  variation  based  on the U.S.
      Development       dollar   plus   semiannual   Libor  and
      Corporation - EDC annual  interest  of 3.90%.  p.a. to 5%   12/14/2006       97,705     70,200    184,146   132,262
                        p.a.
      BNDES - Currency  UMBNDES  variation  plus the loan  rate
      basket*           from BNDES plus annual interest of 3.5.   01/15/2008            -          -     24.732    18,368
                                                                               -------------------------------------------
                                                                                  364,385    148,334    695,721   463,848
      Current                                                                   (274,267)   (84,984)  (351,994) (191,306)
                                                                               -------------------------------------------
      Noncurrent                                                                 90,118       63,350    343,727   275,542
                                                                               ===========================================

*The  amounts  for the  1st and 2nd  quarter  of 2002  relating  to the  UMBNDES
(Monetary  Unit of the National  Bank for the  Economic and Social  Development)
variation on the debt denominated  currency basket were reclassified as exchange variation.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

9.    Loans and financing--Continued

      The amounts falling due on a long-term basis are as follows:

                                   Consolidated
                        -----------------------------------

                            9/30/2002        6/30/2002                    Due date
                -----------------------------------------------------
                               54,740            47,521
                                                                            2003
                              119,050            90,548
                                                                            2004
                              119,050            90,548
                                                                            2005
                               26,493            22,883
                                                                            2006
                               19,388            16,706
                                                                            2007
                                5,006             4,336
                                                                            2008
                        -----------------------------------
                              343,727           272,542
                        ===================================

      Guarantees:
      -----------

                                           Banks                           Guarantees
      ---------------------------------------------  --------------------------------------------------------
                                 BNDES -             15% of  receivables  and CDB  pledged in the amount of
                                 TCO Operators       the next installment due
                                 BNDES -             100% of  receivables  and CDB pledged in the amount of
                                 NBT                 the next  installment  due  during  the first year and
                                                     CDB   pledged   in  the  amount   equivalent   to  two
                                                     installments due in the remaining period
                                 EDC                 Guarantee from TCO and other subsidiaries
                                 Other               Guarantee from TCO
                                 loans and
                                 financing

The contracts with BNDES and EDC include several restrictive clauses denominated covenants. At September 30, 2002, the Company does not have problems relating to the compliance with contractual conditions.

At  September  30, 2002 the total debt  amounted to R$ 695,721  million of which
70.06% is expressed  in foreign  currency  (66.51% in U.S.  dollars and Japanese
Yen) and 3.55% relates to the currency  basket - BNDES index).  From the portion expressed  in U.S.  dollars and  Japanese  Yen,  84.33% was  protected  by hedge operations  at the end of the  quarter.  From  the  total  denominated  currency basket, 80.05% was protected by hedge operations.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

10.   Provision for contingencies

      Based on the  lawyers'  opinion,  the  Company  recorded a  provision  for contingencies  in amounts  considered  necessary to cover possible  losses derived from the outcome of ongoing processes, as follows:

                                      Company                       Consolidated
                             -------------------------------------------------------------

                               9/30/2002      6/30/2002       9/30/2002      6/30/2002
                             -------------------------------------------------------------
      Tax                        12,199          12,199         13,571          14,707
      Labor                          54              54          1,372             236
      Others (a)                 71,708          66,180         71,708          66,180
                             -------------------------------------------------------------
                                 83,961          78,433         86,651          81,123
                             =============================================================

      (a)  Basically  correspond  to the  original  loans from  Telecomunicacoes
      Brasileiras  S.A. - TELEBRAS,  which,  according to  Attachment  II of the
      Spin-Off Report of February 28, 1998, approved by the General Shareholders
      Meeting  of  May  1998,  should  be  charged  to  the  respective  holding controlled by Telegoias Celular S.A. and Telebrasilia Celular S.A.

      Local  management,  based on the  understanding  that the respective loans were wrongly  allocated at the time of the  spin-off,  suspended  payments subsequently to the changes in Company's  controls.  These loans are being indexed by the IGP-M (General Market Price Index) plus 6% annual interest.

      In June  1999,  Tele  Centro  Oeste  Celular  Participacoes  S.A.  (parent company)  filed a legal action  claiming that the assets  related to these obligations - loans and financing - belong to the Company,  as well as the respective accessories, plus compensations for the installments paid.

      In November  1999,  the  Company's  management  decided to transfer to the actual  holding  -  Tele  Centro  Oeste  Celular  Participacoes  S.A.  the
      liability  derived  from  the  loan  originally  due  to  Telecomunicacoes
      Brasileiras S/A - TELEBRAS and absorbed during the spin-off process.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

11.   Shareholder' equity

      a) Capital

      The authorized capital at September 30, 2002 and June 30, 2002 corresponds to 700,000,000,000 shares. The subscribed and paid-in capital at September
      30,  2002 and June 30, 2002  corresponds  to R$  534,046,  represented  by
      379,200,036,000 shares with no par value, held as follows (in thousands of shares):

                                                              9/30/2002          6/30/2002
                                                      --------------------------------------
         Common shares                                       126,433,338        126,433,338
                                                             252,766,698        252,766,698
                  Preferred shares
                                                      --------------------------------------
                                                             379,200,036        379,200,036
                                                      ======================================
         Book value per lot of thousand share (in R$)            3,10767           3,006946

      The preferred shares of Tele Centro Oeste Celular  Participacoes  S.A. are nonvoting and have priority of reimbursement  and payment of noncumulative minimum dividends.

      b) Special premium reserve

      This reserve was constituted as a result of the Company's partial spin-off
      and  refers  to  the  premium  paid  for  the   acquisition  of  BID  S.A.
      (subsequently recorded at Coverage Participacoes S.A., a company merged by
      Tele Centro Oeste Celular Participacoes S.A.). This operation was recorded in a specific permanent assets account against the capital reserve account recorded in shareholders' equity. This reserve is reduced by the provision for maintaining shareholders' equity completeness.

      c) Treasury stock

      On July 1st, 2002, the Administration Council of Tele Centro Oeste Celular
      Participacoes S.A., supporting the resolutions of June 22, 2001, September
      25, 2001 and December 26, 2001, respectively,  approved the acquisition of shares at market value up to a number of  28,620,000,000  shares issued by the Company,  from which  3,350,000,000  correspond  to common  shares and
      25,270,000,000  correspond to preferred shares,  representing up to 10% of the outstanding  common shares and up to 10% of the outstanding  preferred
      shares,   for  cancellation  or  permanence  in  treasury  and  subsequent disposal, without reduction of capital.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

11.   Shareholder' equity--Continued

      c) Treasury stock

      The  balance  of common  shares  corresponds  to  4,162,094,000  shares at
      September  30,  2002  (1,251,892  at June 30,  2002).  With the  merger of
      Telebrasilia Celular S.A. by Tele Centro Oeste Celular  Participacoes S.A.
      on April 26,  2002,  all  preferred  shares in threasury  were  cancelled.
      However,  on August 15, 2002 Tele Centro Oeste Celular  Participacoes S.A.
      acquired  new  preferred  shares.  The  balance  of  preferred  shares  at
      September 30, 2002 corresponds to 2,155,700,000 shares.

      The market value of common and preferred  shares at the end of the quarter was R$ 8,10 per share (R$ 8.90 at June 30, 2002) for common  shares and R$
      2.90 per share for preferred shares at September 30, 2002.

      Common  shares were  acquired for a price  ranging from R$ 4.20 to R$ 9.01 per share.

      Preferred shares were acquired for a price ranging from R$ 2.26 to R$ 3.66 per share.

12.   Net operating result

                                                                       Consolidated
                                                              -----------------------------------------
                                                                   9/30/2002            9/30/2001
                                                              -----------------------------------------
                                                                        82,737               95,807
                                          Subscription
      Use
         National                                                      457,894              357,913
         Displacement/additional per calls and others                   32,295               30,043
      Use of network                                                   476,666              386,175
      Additional services                                                9,695                5,416
      Resale of cellular equipment                                     181,854              157,002
                                                                       170,250              105,327
                                          Resale of cards
                                                                           875                    8
                                          Internet services
                                                                           197                  139
                                          Others
                                                              -----------------------------------------
      Gross operating income                                         1,412,463            1,137,830
      Taxes on gross income                                          (295,537)            (232,683)
                                                               -----------------------------------------
      Net operating income                                           1,116,926              905,147
                                                              =========================================

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

13.   Related party transactions

                                                                                9/30/2002
                                                                    ----------------------------------
                                                                    Company           Consolidated
                                                                    ----------------------------------
      Assets
      Cash and cash equivalents                                                 9                 9
      Short-term investments                                                6,340            14,265
      Marketable securities                                               214,751           681,918
      Accounts receivable                                                     176                 -
      Loans to related parties                                             22,529                 -
                                                                               50                 -
      Liabilities
      Suppliers                                                               771             3,934
      Interest on shareholders' equity                                      6,035             6,035
      Intercompany                                                         51,855                 -

      Transactions
      Cost of telecom services - mobile network use tariff (TUM)              106                 -
      Merchandise and card costs                                            3,782                 -
      Financial expenses                                                    8.571            14,493
      General and administrative expenses                                   2,033             8,599
      Acquisition of telephone cards                                          656             3,710
      Acquisition of property, plant and equipment                          1,421             2,071
      Telecom services - TUM                                                  130                 -
      Sale of merchandise and cards                                         2,118                 -
      Financial income                                                     49,006            73,067

      According to the contract  entered into by and among Splice do Brasil S.A.
      and the  subsidiaries  of Tele Centro Oeste  Celular  Participacoes  S.A.,
      Telems Celular S.A., Telemat Celular S.A., Teleron Celular S.A., Telegoias
      Celular S.A and Teleacre  Celular  S.A., a technical  assistance  shall be provided to Splice do Brasil S.A.,  corresponding  to 1% of net  operating revenues.  For the period ended  September 30, 2002, R$ 4,433 (R$ 2,279 at
      June 30, 2002) was appropriated to general and administrative expenses.

      All the related party transactions were carried out in accordance with the
      Company's articles of incorporation and at normal market conditions.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

14.   Financial instruments

      Pursuant to Normative  Instruction  of CVM No.  235/95,  Tele Centro Oeste
      Celular  Participacoes  S.A. and  subsidiaries  performed an evaluation of book value of their  assets and  liabilities  in relation to market  value based on available information and appropriate  evaluation  methodologies.
      However,  the  interpretation  of  market  information,  as well as of the selection  of  evaluation  methods,  requires  considerable  judgment  and reasonable  estimates  in  order to reach  the most  adequate  realization value.  Consequently,  the estimates presented do not necessarily indicate the amounts that could be realized in the current market.  The application of  different  market  hypothesis  and/or  estimate  could have a material effect on the estimated realization values.

      The Company's  investments are recorded by the equity pickup method. These investments  are comprised of  subsidiaries  of strategic  interest to the
      Company.  Therefore,  market value considerations are not applicable.  The accounts  receivable and accounts  payable  recorded in current assets and liabilities approximate market value due to their short-term maturity.

      The main market risk factors affecting the Company's business comprise the following:

      a) Exchange rate risk

      This risk  relates to the  possibility  of the  Company  computing  losses derived from  foreign  exchange  rate  fluctuations,  increasing  the debt balance of foreign currency loans obtained in the market and the financial expenses balance. In order to reduce this type of risk, the Company enters into hedge contracts (swaps of CDI) with financial institutions.

      In September 2002, the total debt amounted to R$ 695,721 from which 70.06%
      is expressed in foreign  currency  (66.51%  updated by the U.S. dollar and
      Yen and 3.55%  denominated  currency  basket - BNDES  index).  The portion expressed  in  U.S.  dollars  and  Yen,  84.33%  was  protected  by  hedge operations  at the end of the  quarter.  From  the  total  denominated  in foreign  currency  80.05% was  protected  by hedge  operations.  The hedge operations  were  carried out for purposes of  partially  covering  future maturity  of debts in U.S.  dollar and Yen,  indexed at fixed or  variable interest  rates.  The gains or losses derived from these  operations  have been recorded in the statement of operations.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

14.   Financial instruments --Continued

      a) Exchange rate risk--Continued

      The Company's net exposure to the foreign  exchange rate risk, at book and market value, at September 30, 2002 corresponds to the following:

                                                September 30, 2002                  June 30, 2002
                                           -----------------------------    -------------------------------
                                               Book            Fair            Book             Fair
                                               value           value           value            value
                                           -----------------------------    -------------------------------
      Loans in U.S. dollars                      462,700        462,700         235,361            237,161
      Currency basket                             24,732         24,732          18,368             18,508
      Hedge                                      385,628        312,487         189,897            181,719
                                           -----------------------------    -------------------------------
      Net exposure                               101,804        174,945          63,832             73,950
                                           =============================    ===============================

      The  valuation  method  used for  calculating  the market  value of loans,
      financing  and  swap   contracts  was  based  on  discounted   cash  flow,
      considering the  expectations of liquidation or realization of liabilities and  assets at  market  rates in effect at the  balance  sheet  date.  The
      Company  intends to maintain the  existing  hedge  operations  up to their maturity.

      b) Interest rate risk

      The risk  relates  to the  possibility  of the  Company  incurring  losses resulting from interest rate fluctuations, increasing the debt balances of loans obtained in the market and the financial  expenses.  The Company has not entered into hedge contracts against this risk.  However,  the Company constantly  monitors the market interest rates in order to assess the need for  contracting  derivatives  and to hedge  against  the risk of interest rates volatility.

      At September 30, 2002,  the Company has R$ 208,289 (R$ 210,119 at June 30,
      2002)  in loans  and  financing  in local  currency  obtained  at  various fluctuating  rates  (as  explained  in Note  9),  as  well  as  short-term investments  in the amount of R$ 111,358 (R$ 231,969 at June 30, 2002) and investments in marketable securities of R$ 681,918 (R$ 411,995 at June 30,
      2002) based on the CDI variation.

      At September 30, 2002,  the Company has R$ 184,146 (R$ 132,262 at June 30,
      2002) in loans and  financing  in foreign  currency at  variable  interest rates (Libor  renegotiated on a semiannual  basis) and hedge contracts for these  operations  amounting to R$ 112,310 (R$ 87,285 at June 30, 2002) at fixed interest rates plus the exchange variation.

                  Tele Centro Oeste Celular Participacoes S.A.
                                EXPLICATIVE NOTES
                     For the period ended September30, 2002
                        (In thousands of Brazilian Reais)

14.   Financial instruments --Continued

      b) Interest rates risk--Continued

      Another risk to which Tele Centro Oeste Celular Participacoes S.A. and its subsidiaries  are  exposed  is the  non-connection  between  the  monetary updating  indexes on their  debts and those on  accounts  receivable.  The telephone charge readjustments do not necessarily  correspond to the local interest rates rise affecting the Company's debts.

      c) Operating credit risk

      The risk  relates  to the  possibility  of the  Company  incurring  losses derived from  difficulties  in collecting the amounts billed to customers, represented  by cellular  equipment  dealers and  distributors  of prepaid telephone  cards.  In order to  reduce  this  type of  risk,  the  Company performs credit analyses supporting risk management of collection problems and monitors the accounts receivable from subscribers, locking the calling capacity in case customers fail to pay their debts.  With respect to shops and distributors,  the Company maintains individual credit limits based on the  analysis of sales  potential,  risk  history and  collection  problem risks.

      d) Credit risk linked to rendering of services

      The credit risk in relation to accounts receivable from cellular telephone services is diversified.

      e) Credit risk linked to the sale of equipment

      The  Company's  policy for  selling  equipment  and  distributing  prepaid telephone  cards is closely  related to the credit  risk  levels  accepted
      during  the  normal  course  of  business.   The  selection  of  partners,
      diversification  of  receivables  portfolio,  monitoring  of  loan  terms, position and request limits established for dealers,  obtaining guarantees are  procedures  adopted  by the  Company  in order to  minimize  possible collection problems with its trading partners.

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In October 2002, the only operations with securities and derivatives  were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

-------------------------------------------------------------------------------------------------------------------------
Company Name:  Tele Centro Oeste Celular Participacoes S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------------
Securities/                                                                   Quantity                   %
 Derivatives   Securities Characteristics (1)
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 5,842       0.00000462     0.00000154
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               14,433       0.00000571     0.00000380
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
Securities/
 Derivatives   Securities Characteristics (1)                                 Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                 5,842       0.00000462     0.00000154
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               14,433       0.00000571     0.00000380
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Company Name:  Tele Centro Oeste Celular Participacoes S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------------
Securities/                                                                   Quantity                   %
 Derivatives   Securities Characteristics (1)
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               100,306       0.00007933     0.000026452
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,228       0.00005587     0.000037243
-------------------------------------------------------------------------------------------------------------------------
Final Balance
-------------------------------------------------------------------------------------------------------------------------
Securities/
 Derivatives   Securities Characteristics (1)                                 Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                               100,306       0.00007933     0.000026452
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                              141,228       0.00005587     0.000037243
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Company Name:  Tele Centro Oeste Celular Participacoes S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  (x)                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------------
Securities/                                                                   Quantity                   %
 Derivatives   Securities Characteristics (1)
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                4,146        0.00000327     0.000001093
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               9,601         0.0000379     0.000002531
-------------------------------------------------------------------------------------------------------------------------
Final Balance
-------------------------------------------------------------------------------------------------------------------------
Securities/
 Derivatives   Securities Characteristics (1)                                 Quantity                   %
-------------------------------------------------------------------------------------------------------------------------
                                                                                            Same Class        Total
                                                                                             and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                               Common                                4,146        0.00000327     0.000001093
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               9,601        0.00000379     0.000002531
-------------------------------------------------------------------------------------------------------------------------

(1) Issue/Series,  convertibility,  simple, term, guaranties,  type/class, among others.

Note:  These  consolidated  data must  have  information  by  group:  Directors,
Management  (which  have not been  included  in the Board of  Directors),  among others.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            (A Publicly-Held Company)
               CNPJ/MF n° 02.558.132/0001-69 / NIRE 53.30000.580-0

       MINUTES OF THE 176th (ONE HUNDRED AND SEVENTY-SIXTH) EXTRAORDINARY
                                 BOARD MEETING

1. DATE,  TIME,  AND  LOCATION  OF THE  MEETING:  The  meeting was held at 18:00
(eighteen  hundred  hours) on November 08, 2002, at the Company's  headquarters,
located  at  Setor  Comercial  Sul,  Quadra  02,  Bloco  C,  n°  226,   Edificio
Telebrasilia  Celular, 7° andar, CEP 70302-916,  in the city of Brasilia, in the
Federal  District of Brazil.  2. CALL FOR ATTENDANCE:  The meeting was called by
Mr.  ALEXANDRE  BELDI NETTO,  Chairman of the Company's  Board of Directors.  3.
OPENING  The  meeting  opened  with the  presence of all members of the Board of
Directors  except for the justified  absence of board member Mario Cesar Pereira de Araujo.  4. THE TABLE: Mr.  Alexandre Beldi Netto,  chairman of the Company's
Board of Directors  conducted  the  proceedings,  and invited Mr. Marco  Antonio
Beldi  to act as  secretary.  5.  DELIBERATIONS:  The  members  of the  Board of
Directors unanimously and with no restrictions decided for the following:  I. To approve  in  compliance  with the  terms  under  item VII of  Article  17 of the
Company's  bylaws and with CVM instructions  10/1980,  268/97,  and 358/02,  the acquisition by the Company at market value of up to 23,334,500,000 (twenty-three billion, three hundred and thirty-four million and five hundred thousand) shares issued by the Company,  of which  1,670,000,000 (one billion and six hundred and seventy million) are common shares and 21,664,500,000  (twenty-one  billion, six hundred and sixty-four  million and five hundred thousand) are preferred shares, with  the  option  of  further  cancellation  or  maintenance  in  treasury  and subsequent  divestment,  implying in no reduction of the Company's Capital Stock and leaving full  responsibility  to the Board itself as to deciding on the best opportunity  and  on  the  amount  of  stock  to be  effectively  acquired.  The above-mentioned  acquisitions have the purpose of investing  resources available in cash whenever rates do not appropriately  reflect the Company's financial and economic  performance.  Operations  will be carried  out in the Sao Paulo  Stock
Exchange - BOVESPA - and mediated by brokerage agencies Sudameris - Corretora de
Cambio e Valores  Mobiliarios  S.A.,  established at Av.  Engenheiro Luiz Carlos
Berrini 1.297 - 2° andar - CEP 04571-010 - Sao Paulo-SP; Unibanco - Corretora de
Valores Mobiliarios S.A.,  established at Rua Quitanda,  157 - 3° andar Centro -
CEP  01012-010 - Sao  Paulo-SP;  Brascan  S.A. - Corretora de Titulos e Valores,
established  at Av. das Nacoes 1.995 - 19° andar - CEP 04578-000 - Sao Paulo-SP;
Fair - Corretora  de Cambio e Valores  Ltda,  established  at Alameda  Santos n°
1.800 - 8° e 9° andares - Cerqueira Cesar - CEP 01418-200 - Sao Paulo-SP and UBS
Warburg - Corretora de Cambio e Valores  Mobiliarios S/A.,  established at Praia do Botafogo n° 228 - 16° andar - Ala B - Bairro  Botafogo - CEP  22359-900 - Rio de  Janeiro-RJ,  supported by the values of existing  reserves  available at the company's  Equity Balance,  as provided by Article 7 of CVM  Instruction  number

10/80. The present  authorization shall remain effective for a maximum period of
3 (three)  months,  starting  at November  12, 2002 and closing at February  11,
2003. II. At this date the Company has a total of 306,206,332,300 (three hundred and six  billion,  two hundred and six  million,  three  hundred and  thirty-two thousand  and  three  hundred)  outstanding  shares  in  the  market,  of  which
54,903,433,827 (fifty-four billion, nine hundred and three million, four hundred and thirty-three thousand, eight hundred and twenty-seven) are common shares and
251,302,898,473  (two  hundred  and  fifty-one  billion,  three  hundred and two
million,   eight   hundred  and   ninety-eight   thousand,   four   hundred  and
seventy-three)  are  preferred  shares.  5. Closing:  With no further  issues to address,  the assembly was closed and the present  minutes were drawn,  read and considered  appropriate  and  signed by all the  present  members.  Brasilia-DF,
November 08, 2.002.

                              ALEXANDRE BELDI NETTO
                       Chairman of the Board of Directors

     MARCO ANTONIO BELDI                                ANTONIO FABIO BELDI
        Board Member                                       Board Member

  NELSON GUARNIERI DE LARA                          ARALDO ALEXANDRE M. DE SOUZA
       Board Member                                        Board Member

                             RICARDO DE SOUZA ADENES
                                  Board Member

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF 02.558.132/0001-69

                             A Publicly-Held Company

                               TO ALL SHAREHOLDERS

Meeting  on  November  8,  2002,   the  Board  of  Tele  Centro  Oeste   Celular
Participacoes  S.A.  decided in accordance with the provisions under item VII of
Article 17 of the Company's bylaws and observing CVM instructions  10/80, 268/97 and 299/99,  to acquire at market price up to  23,334,500,000  shares  issued by this company,  of which  1,670,000,000 are common shares and  21,664,500,000 are preferred  shares,  for further  cancellation  or  maintenance  in treasury  and subsequent  divestment,  with no reduction of the Capital  Stock,  and the Board itself is in charge of deciding on the opportunity and on the amount of stock to be effectively  acquired.  The acquisitions aim at investing resources available in cash whenever rates do not appropriately  reflect the Company's financial and economic  performance.  The present  authorization will remain effective for the maximum period of three months starting at November 12, 2002. Operations will be carried  out in the Sao  Paulo  Stock  Exchange  -  BOVESPA  - and  mediated  by brokerage agencies  Sudameris - Corretora de Cambio e Valores  Mobiliarios S.A.,
established  at Av.  Engenheiro  Luiz  Carlos  Berrini  1.297  - 2°  andar - CEP
04571-010 - Sao  Paulo-SP;  Unibanco - Corretora  de Valores  Mobiliarios  S.A.,
established  at Rua  Quitanda,  157 - 3°  andar  Centro  - CEP  01012-010  - Sao
Paulo-SP; Brascan S.A. - Corretora de Titulos e Valores,  established at Av. das
Nacoes  1.995 - 19° andar - CEP  04578-000 - Sao  Paulo-SP;  Fair - Corretora de
Cambio e Valores Ltda,  established at Alameda Santos n° 1.800 - 8° e 9° andares
- Cerqueira  Cesar - CEP 01418-200 - Sao Paulo-SP and UBS Warburg - Corretora de
Cambio e Valores Mobiliarios S/A., established at Praia do Botafogo n° 228 - 16°
andar - Ala B - Bairro Botafogo - CEP 22359-900 - Rio de Janeiro-RJ.

                          Brasilia, November 08, 2002.
                         MARIO CESAR PEREIRA DE ARAUJO
                    President and Head of Investor Relations

--------------------------------------------------------------------------------
This  release  contains  forward-looking  statements.  Statements  that  are not statements  of  historical  fact,  including  statements  about the  beliefs and expectations of the Company's management,  are forward-looking  statements.  The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends,"
"plans," "predicts,"  "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties.  Accordingly, the actual results of operations of the Company may be different from the Company's current expectations,  and the reader should not place  undue  reliance  on  these  forward-looking  statements.  Forward-looking statements  speak only as of the date they are made,  and the  Company  does not undertake any  obligation to update them in light of new  information  or future developments.

SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Tele Centro Oeste Cellular Holding Company

Date: November 12, 2002                By:        /s/ Mario Cesar Pereira de Araujo
                                          --------------------------------------------------------
                                          Name:    Mario Cesar Pereira de Araujo
                                          Title:   President